                                                             OMB APPROVAL
                                                      -------------------------
                                                      OMB Number:     3235-0145
                                                      Expires:  August 31, 1991
                                                      Estimated average burden
                                                      hours per response...14.90



                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6 )*
                                            ---

                            Microdyne Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 595067-10-9
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                          Curtis M. Coward, Esquire
                   McGuire, Woods, Battle & Boothe, L.L.P.
          8280 Greensboro Drive, Suite 900, McLean, Virginia  22102
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 27, 1995
       ---------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D
  CUSIP NO.  595067-10-9                             PAGE  2  OF   3   PAGES
           --------------------                           ---    -----


- -------------------------------------------------------------------------------
                NAME OF REPORTING PERSON
    1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Philip T. Cunningham

- -------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                    (a)/ /

                                                                         (b)/ /
- -------------------------------------------------------------------------------
                SEC USE ONLY
    3
                  Not Applicable
- -------------------------------------------------------------------------------
                SOURCE OF FUNDS*
    4
                  Not Applicable
- -------------------------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5           PURSUANT TO ITEMS 2(d) OR 2(E)                              / /

                  Not Applicable
- -------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                  United States
- -------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER               7
                                               5,539,946
            OF               --------------------------------------------------

          SHARES                               SHARED VOTING POWER
                               8
       BENEFICIALLY                            1,000,000
                             --------------------------------------------------
         OWNED BY
                                               SOLE DISPOSITIVE POWER
           EACH                9
                                               5,539,946
         REPORTING           --------------------------------------------------

          PERSON                               SHARED DISPOSITIVE POWER
                               10
           WITH                                1,040,000

- -------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
                   6,539,946
- -------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /

- -------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                   53.6%
- -------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
    14
                   IN
- -------------------------------------------------------------------------------
                    *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 3 Pages



     This Amendment No. 6 to the Schedule 13D relates to the common stock, par value $.10 per share, of Microdyne Corporation ("MICRODYNE"), the principal executive offices of which are located at 3601 Eisenhower Avenue, Alexandria, Virginia 22304.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 is amended by adding to the end of the Item the following:

          On May 18 and 22 and on June 9, 15, 16, 20, 22 and 27, 1995, Mr.
     Cunningham effected various transactions whereby he sold or transferred a total of 610,000 shares of common stock either through Tucker Anthony, a market maker in MICRODYNE securities, or in satisfaction of privately negotiated transactions.

          Mr. Cunningham may dispose of additional shares in the future depending upon his evaluation of the factors described in the first paragraph of this Item.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: July 18, 1995


                                           /s/ Philip T. Cunningham
                                           ----------------------------------
                                           Philip T. Cunningham